UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>11/01/2018</u> AND ENDING <u>10/31/2019</u>

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **George K. Baum Capital Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 520

          (No. and Street)

Kansas City	Missouri	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana L. Bjornson, VP & Treasurer   816-474-1100

          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

          (Name – if individual, state last, first, middle name)

1201 Walnut Street, Suite 1700	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dana L Bjornson _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
George K Baum Capital Advisors, Inc. _____, as

of October 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



LAURA J. BRUNTZ
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: July 17, 2023
Commission Number: 15114359

Signature

VP & Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

George K. Baum Capital Advisors, Inc.
October 31, 2019
With Report of Independent Registered Public Accounting Firm

George K. Baum Capital Advisors, Inc.

Statement of Financial Condition

October 31, 2019

Contents

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
George K. Baum Capital Advisors, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of George K. Baum Capital Advisors, Inc. (the "Company") as of October 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

We have served as the Company's auditor since 2013.

Kansas City, Missouri
December 20, 2019

George K. Baum Capital Advisors, Inc.
Statement of Financial Condition
October 31, 2019

Assets

Cash and cash equivalents	$	4,578,567
Other assets		17,266
Total assets	$	4,595,833

Liabilities and stockholder's equity

Accrued compensation and benefits		1,439,485
Other liabilities and accrued expenses		14,313
Total liabilities		1,453,798
Stockholder's equity		3,142,035
Total liabilities and stockholder's equity	$	4,595,833

George K. Baum Capital Advisors, Inc.
Notes to Statement of Financial Condition
October 31, 2019

1. Organization

George K. Baum Capital Advisors, Inc. (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), which serves as the Company's self-regulatory organization. The Company provides merger and acquisition and private placement investment banking services. On November 15, 2019, the Company filed to withdraw its broker-dealer registration with FINRA, and the termination will become effective when notice has been received from FINRA.

2. Significant Accounting Policies

Revenue Recognition

On November 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09 *Revenue from Contracts with Customers: Topic 606*, which created a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company adopted the standard using the modified retrospective transition method. There were no cumulative effect adjustments as a result of adoption, as the Company's previous revenue recognition policies generally conformed to the Topic 606.

The Company provides financial advisory services on mergers and acquisitions and private placements. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing of the transaction) or the contract is cancelled.

Success fees generated from the closing of transaction are a variable form of consideration that is constrained until an acquisition or sale closes, as that is the point in at which management believes the performance obligation has been met and collection of revenue is probable. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. For these arrangements, the Company has a contractual right to consideration from a client in an amount that corresponds directly with the value to the client of the Company's performance completed to date. The Company recognizes this revenue to the extent that they have a contractual right to invoice. Clients are billed as services are rendered, which can be either based on a stated hourly rate or a specified monthly charge in the contract. In both cases, the invoiced amount is commensurate with the value being provided to the client, and therefore, this recognition method provides an accurate depiction of the transfer of these services.

George K. Baum Capital Advisors, Inc.
Notes to Statement of Financial Condition
October 31, 2019

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds. At October 31, 2019, the Company's cash accounts exceeded federally insured limits by approximately $3,829,000.

Other Assets

Other assets represent deposits with FINRA for future regulatory fees and expenses.

Income Taxes

The Parent is an S corporation for income tax purposes, and the Company filed an election to be treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the stockholders of the Parent.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events and transactions that have occurred after the statement of financial condition date through December 20, 2019, which is the date the financial statements were issued, for potential recognition or disclosure. The Company filed to withdraw its registration as a broker-dealer with FINRA on November 15, 2019 and will no longer be conducting any new business going forward. No other events or transactions were identified requiring further recognition or disclosure.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 also requires expanded disclosure of instruments carried on the statement of financial condition at fair value. These disclosures define a hierarchy based on the nature and observability

of inputs used and require a fair valuation that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are those that market participants use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available under the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds.

Level 2 – Valuations are based on quoted prices for identical or similar instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value.

Level 3 – Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. See Note 5 for further discussions and disclosures related to fair value measurements.

3. Employee Benefits

George K. Baum & Company, an affiliate of the Company, provides a defined contribution 401(k) profit-sharing plan for all full-time employees, and the Company participates in the profit-sharing plan. The Company's matching contribution is comprised of both formula-based and discretionary amounts. The Company is allocated its proportionate share of the expense associated with this plan.

4. Commitments and Contingencies

In the ordinary course of business, the Company is examined by its self-regulatory organization regarding the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company.

George K. Baum Capital Advisors, Inc.

Notes to Statement of Financial Condition

October 31, 2019

5. Fair Value of Financial Instruments

The following table presents information about the Company's financial instruments measured at fair value in accordance with ASC 820-10, as of October 31, 2019:

	Level 1	Level 2	Level 3
Cash equivalents:			
Money market mutual funds	$ 3,235,134	$ —	$ —

There were no transfers of assets or liabilities between levels for the year ended October 31, 2019. There were no purchases or sales of Level 3 assets or liabilities for the year ended October 31, 2019.

The fair value of all other financial instruments reflected in the statement of financial condition, consisting primarily of receivables, approximates their carrying value.

6. Related-Party Transactions

George K. Baum & Company, an affiliate of the Company, provides certain administrative services for the Company under a Management Services Agreement. The Company also shares personnel and other services with Baum Capital Partners Management LLC, an affiliate of the Company, under a Cost Allocation Agreement.

7. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC), the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000.

At October 31, 2019, the Company had net capital of $3,060,066 which was $2,963,146 in excess of the required net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC and other regulatory bodies.